WW Investors, LLC

NY REIT - JBG Proposed Combination: A path to
the sure destruction of NYRT shareholder value

Disclaimer

This presentation with respect to New York REIT, Inc. ("NYRT" or, the "Company") is for general informational purposes only, is not complete and does not constitute legal, tax, investment, financial or other advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of WW Investors, LLC ("WW Investors"), and are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission (the "SEC"), other regulatory authorities and from third parties (including other companies considered comparable).

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Persons affiliated with WW Investors have invested in common stock of NYRT. It is possible that there will be developments in the future that cause WW Investors to change its position regarding NYRT. WW Investors may buy, sell, cover or otherwise change the form of its investment for any reason. The affiliates of WW Investors may invest in other companies mentioned in this report from time to time.

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This presentation does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. WW Investors LLC, Michael L. Ashner and Steven Witkoff (collectively, "WW Investors Group"), intends to file preliminary proxy statements and accompanying proxy cards with the Securities and Exchange Commission ("SEC") to be used to solicit votes (i) for the election of its slate of director nominees at the 2016 annual meeting of stockholders of the Company and (ii) in opposition to the transaction among NYRT, New York Operating Partnership, L.P., JBG Properties, Inc. and JBG Operating Partners, L.P. and certain of their affiliated pooled investment funds, announced by the Company on May 25, 2016.

WW INVESTORS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENTS AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENTS WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are WW Investors LLC, Michael L. Ashner and Steven Witkoff.

As of the date hereof, WW Investors directly owns 80 shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"). As of the date hereof, Mr. Ashner, directly owns 941,420 shares of Common Stock. As of the date hereof, Mr. Witkoff, directly owns 99,960 shares of Common Stock. Each of Messrs. Ashner and Witkoff, as a manger and a member of WW Investors, may be deemed the beneficial owner of the 80 shares of Common Stock directly owned by WW Investors.

TABLE OF CONTENTS

Executive Summary

- WW Investors, LLC ("WW Investors" "we", or "our"), a beneficial owner of more than one million shares of NY REIT, Inc. ("NYRT" or, the "Company") common stock, intends to vote against the proposed combination of NYRT, New York Recovery Operating Partnership, L.P. and JBG Properties, Inc. and its affiliates (collectively, "JBG")(the "Combination"), as we believe a stand alone sale or liquidation of NYRT will result in substantially greater proceeds to NYRT shareholders than would be realized through the Combination. We urge our fellow shareholders to vote AGAINST the proposed Combination if and when the Combination is put to a shareholder vote.

- Strategically Incoherent Asset Mix: We believe that we as NYRT stockholders have a pool of the most highly valued, most desired and most liquid real estate assets in one of the most valuable markets in the world – New York City. Why would NYRT shareholders ever want to dilute what they currently own with a potpourri of Maryland and D.C. based apartments, retail space, suburban offices, raw land, pre-development land and construction assets? Answer: we don't. We believe this transaction benefits only three groups – JBG management, Nick Schorsch, and NYRT management and their collective advisors.

- Failure of Process & Conflict of Interest: We believe there is a compelling case that the principle motivation behind the Combination is to provide JBG management primarily, and Nick Schorsch, who controls the Company's sponsor, and his cronies with an enormous payday at the expense of NYRT shareholders.

- Flawed Assumptions and Unfair Valuation: For a variety of reasons that are discussed in this Presentation, we believe the JBG portfolio valuation information is based on invalid and self-serving assumptions, resulting in a flawed valuation substantially undervaluing NYRT compared to JBG.

  - Relying on public information and statements provided by NYRT management, we estimate that NYRT actually has a liquidation NAV range between $11.39 - $12.31 per share. (1)

  - Of greater concern is our post-Combination valuation of the combined company that estimates a potential trading range as low as $3.52 – $5.71 per share, based only on halving of the current dividend to $0.15 - $0.20 per share. This estimated trading range is calculated without taking into consideration the Combination's projected net debt/EBIDTA leverage ratio of 11x -12x, projected negative impact of asset diversification (office, apartment, retail, raw land, pre-development land, construction in process, etc.) and resulting geographic diversification (New York, Maryland, Washington DC) and the unusually large proportion of development risk.

(1) May 2016 NYRT Investor Presentation.

NYRT Flawed & Incomplete Valuation

A true assessment of post Combination value is difficult to calculate as there are no references to traditional REIT metrics of value (e.g., AFFO, FFO, CAD, etc.). The only references in the Combination's presentation materials from which we could derive a valuation estimate of NYRT shares indicate a NOI for NYRT of $115M and net debt of $1.182B (1).

So be it, for the moment.

$115MM % .04 capitalization rate (2) =	$2.875B
Let's now add the Viceroy Hotel purchased new 11/2013 for $148.5M (3)	$ .148B
Now, let's add the option value for the 50.9% interest in Worldwide Plaza according to Mike Happel , chief executive officer of each of NYRT, its advisor and property manager (4)	$ .330B
	$3.353.B
Less: Net Debt (5)	($1.182B)
	$ 2.171B
	÷ 167M shares
NAV per share	$ 13.00

This correlates with Michael Happel's comments on May 12, 2015, in which he did not dispute a prior valuation of $12.49 per share, and stated

*"… but I will comment that I think **the market has only improved since that time**…" [Emphasis Added]* (6)

Mr. Happel further indicated that without the benefit of <u>any</u> NOI from the Viceroy Hotel,

"[w]hen this free rent 'burns off,' the run rate will be closer to $126MM." (5)

Adjusting this run rate of $126MM downward by $3.5MM to account for the recent borough asset sales described by the Company, NYRT's expected real NOI would be $122.5MM. Using this annual NOI of $122.5MM and **increasing** the capitalization rate to a more cautious 4.5%, we derive an adjusted share value of approximately $12.08 per share. Subtracting a conservative estimate of transactional costs of $115MM results finally in an NAV range of between $11.39 to $12.31 per share.

	$12.08 - $13.00 a share
Less Costs (7)	(0.68) (0.69)
Their statements. Their numbers.	**$11.39 - $12.31**

Using NYRT Management's Numbers, NYRT has a Net Asset Value (NAV) of Between $11.39 - $12.31.

1. May 2016 NYRT Investor Presentation. Pages 11, and 18.
2. Conference Call Transcript ,May 12, 2015. Michael Happel. Page 3.
3. Press Release, September 26, 2013.
4. Conference Call Transcript, May 12, 2015. Michael Happel. Page 3
5. May 2016 NYRT Investor Presentation. Page 11.
6. Conference Call Transcript May 12, 2015. Michael Happel. Page 3.
7. $115M in estimated transactional costs based on a New York City transfer tax of 34.05% plus additional costs of $25M, divided by 167MM shares.

Depressed Post-Combination Valuation Analysis: Poor Positioning vs. NYRT/JBG Selected Peer Group

- The charts on the following slides provide post-Combination projected trading ranges for the combined company's shares. These charts were prepared without the benefit of any projected AFFO, FFO, CAD or any other commonly used REIT metrics, as none were provided in the Combination's presentation materials. Such charts are based solely on the projected dividend yield, without alteration of the selected peer group. The selected "peer group" used by NYRT/JBG to support what we find to be a wanton destruction of shareholder value are as follows:

  - Boston Properties – A $30.6 billion total equity value ("TEV") REIT pure play Class A office;
  - Vornado Realty Trust – A $35.0 billion TEV diversified REIT;
  - SL Green – A $22.6 billion TEV pure play New York City REIT;
  - Empire Realty Trust – Pure play New York City office REIT;
  - Paramount Realty Group – Pure play Class A office REIT; and
  - Douglas Emmet, Inc. – A Los Angeles and Honolulu based office and multifamily REIT

In comparison to the above stellar NYRT/JBG-selected peer group, the proposed combined company will be both geographically and asset diversified, Net Debt/EBITDA levered at approximately 12x (while the average leverage of its selected peer group is 7.4x), materially more weighted to raw land and development and less than one half the size of each of Boston Properties, Vornado and SL Green. While most of us share some physical characteristics with Stephen Curry, that does not suggest we might share his three point shot performance.

Depressed Post-Combination Valuation Analysis:

- If one adopts the Combination's projections on an unquestioned basis, the projected dividend of $0.15 to $0.20 per share and range the yield from 3.5% to 4.25% to better reflect leverage, risk and diversification, it is not unreasonable to assume **a post-closing share trading range of as low as $3.52 to $5.71 per share.** [1]

- Assuming even a somewhat generous $6.00 post-Combination share price, we have a stock price equivalent of approximately 50% of the low range of our estimated NAV per share price.

The Combined Company will be in Markedly Worse Financial and Operating Positions Compared to NYRT Management's own Selected Peer Group.

(1) Calculated as follows: $0.15/ .0425 = $3.52; and $0.20/ .035 = $5.71.

Depressed Post-Combination Valuation Pricing: Dividend Yield = Low Share Trading Price

- NYRT projects a "dividend range of $0.15 - $0.20 per share per annum post-closing"[1] Based on the NYRT/JBG selected peer group,[2] this dividend yield range would result in a per share post-closing trading price of $5.35 to $10.00.



(1) As reported in the May 2016 NYRT Investor Presentation, page 4.
(2) "High barrier gateway market – focused mid and large cap peers" reported on page 15 in the May 2016 NYRT Investor Presentation.
(3) Based on closing price June 7, 2016.

Depressed Post-Combination Valuation Analysis: Excessive Leverage

- High barrier gateway market-focused mid and large cap peers Net Debt/EBIDTA [1]



The Combined Company Would be Excessively Leveraged at Almost Double the Net Debt/EBITDA Average of its Selected Peer Group Peer Group.

(1) As identified in the NYRT Investor Presentation, dated May 2016, page 15.
(2) As reported in the NYRT Investor Presentation, dated May 2016, page 22.
(3) Which is it 11 or 12?

JBG Self-Valuation Issues

- NYRT/JBG have provided no direct valuation of JBG to NYRT shareholders. Based on a host of questionable assumptions provided on page 28 of their presentation, JBG derives an implied equity valuation of approximately $3.126B, formulated on a combined enterprise value of $8.4B less net debt of $3.6B multiplied by .652% (for the number of shares that JBG equity holders and JBG management will receive in the Combination).

- Based on revenues, a valuation of $147M-$343M is provided for JBG's Strategic Capital Business. In our experience, operating businesses have operating expenses and pay taxes. No valuation multiple has been provided for the Combination's after-tax income.

- The Land Bank, another of JBG's assets transferred which is proposed to be transferred to JBG, has been valued at $391M with no information provided as to its cost basis. Unsurprisingly, NYRT has also failed to provide information about the Land Bank's carrying costs, or for the costs of exercising options to acquire any of the land.

- The Combination's presentation material provides three separate projections of NOI for the JBG operating assets – $200M (page 14), $211M (page 29), and $235M (page 28). Using JBG's current purported GAAP NOI of $211M, the valuation for a mixture of non-New York office, retail and multifamily operating assets BEFORE recurring CAPEX expenditures is actually 4.5%-5%.

- We question a capitalization rate ranging between 5.5%-6.1% for assets under construction? This rate assumes <u>no</u> risk of cost overruns, immediate stabilization of income with no lead time on lease-up and most importantly, <u>no</u> change in mortgage interest rates, <u>no</u> change in future market capitalization rates, and, most importantly, full achievement of projected NOI. For arguments sake, assuming this future NOI projection is fully achieved without deviation (astonishingly) but applying a 7.25% capitalization rate for risk, the equity value dramatically decreases from $420M to $280M post future funding.

   It is Clear To Us That NYRT's Wildly Inflated Overvaluation of JBG is Based on Speculative Pie in the Sky Assumptions.

(1) NYRT Investor Presentation, dated May 2016, page 15.

JBG Self-Valuation Issues (continued)

- *Pre-Development* – The NYRT valuation ignores that pre-development properties have all of the risks of the construction assets without any of the approvals and entitlements. Again, for the sake of argument let's take all of NYRT's assumptions but acknowledge the significantly increased risk and change the cap rate to a still favorable 9%: the value of the pre-development properties falls from $330M to $64M.

- *Now let's adjust* – We continue with the starting point of $3.126B, since nothing in our analysis suggests any reason to increase the JBG postulated minimum implied equity value. If we use a 5x multiple on estimated after-tax income for JBG's strategic capital business and assume $15M of after-tax earnings, we get a valuation of $125M for the business. Let's also assume a $200M current value for the Land Bank and use a 5.5% capitalization rate for in place NOI for the mixture of office, retail and multifamily assets, which incorporates capex and some future sale costs (but again, using the purported GAAP NOI of $211M). Finally, let's continue with the capitalization rates that we used for the assets under construction and the pre-development land. With all of those generous assumptions, let's now build a model which, in our view, more accurately reflects the real JBG equity value. In so doing, we again start with the initial implied equity of $3.126B and then make the following deductions:

Initial JBG Equity Valuation		$ 3.126B
Reduction for	: Strategic Capital Business	($.022)B
	: Land Bank	($.191)B
	: Operating Assets	($.350)B
	: Construction	($.136)B
	: Pre-Development	($.265)B
	Total Reduction	($.964)B
Adjusted Equity Valuation		$2.162B

Not Only did NYRT Management Fail to Properly Value NYRT and JBG Individually, Their Combined Valuation of NYRT Relative to JBG Multiplies the Unfairness to NYRT Shareholders!

Nick Schorsch and Company - Failure of Process & Conflict of Interest

- In connection with the Combination, Nick Schorsch and Co. will receive vesting of 1.2M already owned LTIPs, 2.6M additional LTIPs, a $7M termination fee and a $3M consulting fee. If this had been a straightforward sale or liquidation of the Company, Nick Schorsch and Co. "might" have been entitled to the vesting of the 1.2M of LTIPs but certainly nothing else. We say "might" because, not unsurprisingly, no one has been given the opportunity to review the existing LTIP outperformance plan. Consequently, in exchange for engineering the singularly worst strategic transaction we have seen a management team foist onto its shareholders, Nick and his cronies are seeking $48M +/-, for which they have no confirmable contractual right based on the current NYRT market share price. [1] [2]

- But why? The investment community has become inured to the Schorsch group's callous disregard of the Company's value. In our view, the JBG management team has long been seeking a method of monetizing the Company. Apparently, JBG management finally came upon a management team that would accommodate JBG management's desires. Given that the JBG team received $48M +/- of benefits in the transaction, it all works out for JBG management: NYRT's shareholders apparently pay JBG management's payout, and Mr. Schorsch need not change his stripes.

- In consideration of the above, some important questions need to be asked: what physical and financial due diligence did New York Recovery Advisors, LLC, NYRT's advisor, perform? Did Michael Happel personally visit each of the operating assets, the properties under construction, the pre-development land, or the raw land? Or did he simply rely on the work of paid third party advisors?

- What reasonable explanation could NYRT management possibly have to enter the D.C. market, especially considering that Vornado Realty Trust [3], one of the most successful company's in NYRT management's selected peer group, is seriously considering exiting the D.C. market? What does Schorsch see that Vornado does not?

Nick Schorsch and Co. Reap a Windfall From the Combination, While NYRT Shareholders Would be Left With a Diversified and Weaker Company. Who Really Benefits Here?

(1) NYRT closing price listed on, as of June 17, 2016.
(2) At a $6.00 post-Combination share price, Nick and his cronies would receive $33M +/-.
(3) A Slimmer Vornado Realty Looks Toward a Final Cut: Washington, D.C. , The Wall Street Journal, dated June 14, 2016.

The "Return" of JBG

- *A Superb Result (for JBG management)* – We understand JBG's desire to achieve the singularly most lop-sided strategic transaction that we have ever seen. Unfortunately for NYRT stockholders, this resourcefulness is directly on our backs. We are not JBG investors but are the losers of its potential enormous victory. We will not stand for it.

- *Internalization Transaction* – At the core of this proposed Combination is a disguised internalization transaction that gives JBG management in excess of $450M in the combined entities stock, assuming that the post-Combination company share trades at a mere $6 per share. At current market prices, it is even worse. JBG management receives in excess of $725M. This enormous payoff is disingenuously characterized as some kind of benefit to NYRT shareholders by suggesting it creates future alignment since JBG management would thereby hold a 15% ownership interest in the combined company. As the saying goes, "please, do not p… on my head and tell me it's raining." We view this $450M to $725M payment range as the only logical explanation for the Combination and the reason the NYRT external advisor, Mr. Schorsch and his cronies are being paid approximately $33M +/- [1] in benefits, or $48M at current market prices, that they otherwise would not have received through a straightforward sale or liquidation of the Company.

- *Opting out of MUTA* – Since the proposed Combination would give management a 15% voting ownership stake in the post-Combination company, what value is the supposed benefit to NYRT stockholders from the post-Combination company's opting out of MUTA. The rain is becoming a thunderstorm.

(1) At a $6.00 post-Combination share price, $33M +/-.

The "Return" of JBG (continued)

- *MUTA REDUX* – In our view, if members of JBG management were truly concerned for the welfare of NYRT shareholders, they should have insisted that the NYRT Board of Directors opt out of MUTA now, when shareholders could **actually** benefit from it.

- *Excluded Properties* – Our diligence confirms that the Combination's known list of excluded properties almost equals the list of those included. Cherry picked? By whom? Why?

- *Properties with Problems*- How many of the properties subject to the Combination have had their debt restructured, been recapitalized, and/or are subject to ground leases?

- *Raw Land* – Why is it that no one we have found from JBG is willing to provide the actual cost basis for the land or its carrying costs?

- JBG management's skill as developer or manager is not relevant to your consideration of the Combination. Rather, the principal issue is the significant destruction of NYRT shareholder value.

Even if JBG is a Capable Manager, There is no Reason for the Transfer of $725M of Value from NYRT Shareholders to JBG.

More Questions Than Answers

- *Lack of Board Unanimity – A 5-1 vote*. Who can recall a strategic transaction as important or valuable as the proposed Combination for which there was any dissent on a board of directors voting on the transaction? Did fiduciary duty take a back seat to self-interest?

- *Post-Combination Sales* – Why are the NYRT assets proposed to be sold post-Combination not being sold pre-Combination? Why were these proposed proceeds not combined with the $100M of NYRT balance sheet cash to make a cash distribution to NYRT shareholders now?

- *Mystery of the $140M* – In the transcript of the May 25, 2016 investors' call, Randy Read states "[t]he JBG side will be contributing approximately $140M of cash in advance of the closing…" [1] None of the publicly filed materials related to the Combination make reference to any cash contribution from JBG other than $50.6M[2]. What happened to the remaining $90.6MM?

- *Mystery of the Missing $84M* – Again, the Combination presentation materials promise a $50.6M cash contribution from JBG to the Company[3]. The discussion of JBG implied valuation, however, states that liabilities being assumed will be ($84M)[4], decreasing the $50.6M cash contribution to a net negative of approximately ($33M). **Hurricane warnings!**

(1) See Presentation Materials, Page 3 and Page 11, footnote 1.
(2) May 2016 NYRT Investor Presentation, Page 11.
(3) May 2016 NYRT Investor Presentation, Page 28.
(4) May 2016 NYRT Investor Presentation, Page 28.

Conclusion

- In our view, if the Combination occurs, the NYRT share price will trade at a substantial discount to current market prices and as low as 50% or more of current NAV.

- Based on our analysis, the Combination presentation materials and NYRT's management statements suggest an NYRT share range in excess of $11.39 per share. Why should NYRT shareholders want to sell their Company at a steep discount to NAV?

- The self-serving peer group selected by JBG & NYRT for post-Combination comparison has as much in common with the post-combined company as a Ducati does with a Honda.

- Similarly, the only "certainty" as to the assumptions provided for the JBG implied valuation is their opaqueness, apparent disingenuousness and "certainty" of non-realization.

- The only logical explanation we can find for this offensive proposed Combination is, what has been widely known in the real estate community for years, that JBG for years has unsuccessfully been seeking to monetize its management company and create a huge payday for themselves. For an entirely unwarranted payday, Mr. Schorsch and Co. are prepared to give JBG the keys to NYRT's kingdom of valuable New York City properties. All of this at the expense of NYRT shareholders.

- If NYRT shareholders wanted a New York/DC area diversified REIT with an element of development risk but modest leverage, they would have long since sold NYRT and purchased shares of "best in class" $36B TEV Vornado Realty Trust.

<p style="text-align:center; color:red;">NYRT Shareholders Must not Allow This Deeply Unfair Transaction to Stand.</p>